SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

Commission File Number: 000-30540

GIGAMEDIA LIMITED

122 TunHua North Road, 14th Floor

Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      [X]                Form 40-F      [  ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      [  ]                No      [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :82-            .)

GIGAMEDIA LIMITED is filing under cover of Form 6-K:

Contents

1.	Press release announcing GigaMedia Sells Land-Based Music Retail Business; One-Time Gain Expected (attached hereto as Exhibit 99.1).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited
(Registrant)

Date: September 29, 2005	By:	/s/ Thomas T. Hui
(Signature)
	Name:	Thomas T. Hui
	Title:	Chief Financial Officer

Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 3518-1107
brad.miller@gigamedia.com.tw

GigaMedia Sells Land-Based Music Retail Business;

One-Time Gain Expected

TAIPEI, Taiwan, September 29, 2005 – GigaMedia Limited (“GigaMedia” or the “Company”) (NASDAQ: GIGM) announced today the sale of all of its ownership interest in its land-based music distribution business to Nextbase International Limited, a company organized and existing under the laws of the British Virgin Islands.

The sale closed today and has immediate effect.

The total sale price for GigaMedia’s stake was US$5.15 million. The Company expects to record a one-time gain related to the transaction which will be mostly offset by operating losses in the music distribution business in the third quarter, resulting in a small aggregate net income contribution to GigaMedia of approximately US$130 thousand during the period. The sale will also increase GigaMedia’s cash and cash equivalent balances.

“The music retail business was a legacy of the old Giga, a non-core operation,” explained GigaMedia CEO Arthur Wang. “The cornerstone of the new Giga is the high-growth online entertainment sector.”

“Disposal of the land-based music retail business will free management resources to accelerate core business growth and the pace of strategic acquisitions,” stated CEO Wang.

GigaMedia acquired its 58.58% ownership in the music distribution business in 2002 as part of a diversification strategy of the old management team.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online entertainment and broadband services, with headquarters in Taipei,

Taiwan. The Company develops software for online entertainment services, including the global online gaming market. GigaMedia also operates a major Taiwanese broadband ISP, which provides Internet access service with multiple delivery technologies to consumers. GigaMedia’s subsidiary KBT provides broadband services to corporate subscribers in Taiwan. More information on GigaMedia can be obtained from http://ir.giga.net.tw.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2005.

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